SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Press Release : Acquisition of LG Investment & Securities

Woori Finance Holdings (“WFH”) consummated an agreement for the acquisition of LG Investment & Securities (“LGIS”) on September 23, 2004. WFH will acquire 25,877,487 shares of common stock, which comprises 21.2% of LGIS’s common stock outstanding. The purchase price has been agreed to 11,500 won per share, which amounts to an aggregate purchase price of 297.6 billion won.

Through the acquisition of LGIS, WFH plans to diversify, and ultimately increase, its fee income revenues through expanding its business portfolio to supplement fees generated through its banking business. With a larger securities firm in its business portfolio, WFH plans to continue to strive to become a leader in universal banking services.

Subject to regulatory approval, we intend to merge LGIS and Woori Securities as soon as possible, and plan to operate the newly-merged securities entity with the aim to become an industry leader in terms of capital and market position. We also plan to merge LGIS’s investment trust operations with our investment trust business. The merged investment trust business will rank sixth in terms of assets under management (8.7 trillion won), and WFH plans to use this as a foothold to become a major player in the asset management market.

We anticipate synergies from these mergers, and in particular revenue synergies by leveraging the extensive corporate client relationships of Woori Bank and the strong investment banking capabilities of the merged securities firm will be the key to realizing growth for the long-term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September 23, 2004	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director